

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2023

David Chan
Executive President
Lanvin Group Holdings Ltd
3701-02, Tower S2, Bund Finance Center
600 Zhongshan Rd East No.2,
Shanghai, 200010, China

Re: Lanvin Group Holdings Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed February 24, 2023
File No. 333-269150

Dear David Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1

Preliminary Unaudited Revenues for the Year ended December 31, 2022, page 6

1. We note that you disclose preliminary revenues for the year ended December 31, 2022 without providing any additional financial information. Since providing a single preliminary financial measure may not provide investors appropriate context, please revise your disclosure to provide additional quantitative information for fiscal year 2022. For example, if you disclose preliminary revenues for fiscal year 2022, you should also disclose preliminary net income (loss) or operating income (loss) for fiscal year 2022.

Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing